UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Twitter, Inc.

(Name of Issuer)

Common Stock, par value $0.000005 per share

(Title of Class of Securities)

90184L102

(CUSIP Number)

Qatar Investment Authority
Ooredoo Tower (Building 14)
Al Dafna Street (Street 801)
Al Dafna (Zone 61)
PO Box: 23224
Doha, State of Qatar
(+974) 4499-5919

With a copy to:
Jonathan Levitsky, Esq.
Michael Diz, Esq.
Uri Herzberg, Esq.
Debevoise & Plimpton LLP
919 Third Ave
New York, NY 10022
(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

October 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d 1(f) or §240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L102
1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by Qatar Investment Authority (“QIA”), the sovereign wealth fund of the State of Qatar, on May 4, 2022 (the “Existing Schedule”) with respect to the shares of common stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc., a Delaware corporation (the “Issuer”). Information reported and defined terms used in the Existing Schedule, as amended to the date hereof (this “Statement” or “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment. The filing of this Amendment represents the final amendment to this Schedule 13D and constitutes an exit filing for QIA.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby supplemented to include the following information:

On October 27, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”). Parent is majority-owned and controlled by Elon R. Musk. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each share of Common Stock held by QSMA1 LLC was converted into the right to receive $54.20 in cash, without interest.

On October 28, 2022, the Issuer notified The New York Stock Exchange (the “NYSE”) of the consummation of the Merger and requested that the NYSE delist the Common Stock on October 28, 2022. As a result, trading of the Issuer’s common stock on the NYSE was suspended prior to the opening of trading on the NYSE on October 28, 2022. The Issuer also requested that the NYSE file a notification of removal from listing and registration on Form 25 with the SEC to effect the delisting of the Common Stock from the NYSE and the deregistration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the Form 25, QIA understands that the Issuer intends to file with the SEC a Form 15 requesting the termination of registration of Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Section 13 and Section 15(d) of the Exchange Act.

Immediately prior to the closing of the Merger and pursuant to the Equity Commitment Letter, a subsidiary of QIA contributed $375,000,000 to Parent in exchange for shares of common stock of Parent.

Item 5.	Interest in Securities of the Issuer

(a)-(c) As of the date hereof, following the Merger, QIA did not directly or indirectly hold any shares of Common Stock. Through its indirect interests in Parent, QIA may be deemed to beneficially own and share the power to vote and dispose of shares of common stock of the Surviving Corporation.

(e) As of October 27, 2022, and as a result of the Merger, QIA ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 28, 2022

Qatar Investment Authority

Signature:	/s/ Andrew Watkins
By: Andrew Watkins
Title: Associate General Counsel, Compliance